(Translation)

Exhibit 4.18

CREDIT FACILITY AGREEMENT

INTERNET INITIATIVE JAPAN INC. (hereinafter the “Creditor”), and

CROSSWAVE COMMUNICATIONS INC. (hereinafter the “Debtor”)

hereby enter into this agreement (hereinafter this “Agreement”) with regard to the basic matters related to the loans from the Creditor to the Debtor as follows:

Article 1 (Credit Facility)

Credit facility of the loans extended from the Creditor to the Debtor under the provisions hereof shall be one billion seven hundred nineteen million nine hundred eighty-one thousand one hundred and twenty (1,719,981,120) Japanese yen.

Article 2 (Use of Proceeds)

The Debtor shall use the funds borrowed from the Creditor as working capital.

Article 3 (Drawdown of Loans)

(1)	The Debtor shall determine the desired drawdown amount, the desired drawdown date and the desired repayment date in an application form for the credit facility designated by the Creditor (hereinafter the “Application Form(s)”), each time as may be necessary to borrow funds, and shall apply to the Creditor at least one (1) week prior to the desired drawdown date; provided, however, in the application for the first drawdown of a loan, the Debtor may borrow funds by obtaining an individual approval of the Creditor without regard to the due date prescribed in this Article.

(2)	The Creditor may, upon examination of the applications from the Debtor in the preceding paragraph respectively, reject such applications, or accept them after changing the conditions such as the drawdown amount, the drawdown date, the repayment date, etc.

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(Translation)

(3)	If the Creditor accepts such applications, or remits the amount equal to the desired drawdown amount to the bank account designated by the Debtor on or prior to the desired drawdown date without expressing its intention, after the receipt of the Application Forms from the Debtor, the loan agreements (hereinafter the “Individual Agreement(s)”) shall automatically become valid under the terms and conditions provided for in this Agreement and the Application Forms.

Article 4 (Repayment of Principal)

The Debtor shall repay to the Creditor principal of loan borrowed from the Creditor by remitting to the financial institution designated by the Creditor, on July 31, 2003 (if such date falls on a day which is not a business day of financial institutions, such day shall fall on the next succeeding business day).

Article 5 (Interest Rate on Loan)

(1)	The short-term prime rate as of one (1) bank business day prior to each drawdown date, announced by Sumitomo Mitsui Banking Corporation, plus 0.3%, shall be the applicable interest rate for loans.

(2)	If Sumitomo Mitsui banking Corporation changes the short-term prime rate, the interest rate in the preceding paragraph shall automatically be raised or lowered in the same range as that of the short-term prime rate; provided, however, the existing interest rate on loans shall not be changed, and the changed interest rate shall be applicable to the loans drawn-down on or after the date of change of the short-term prime rate.

Article 6 (Repayment of Interest on Loans)

The Debtor shall pay the interest for the month computed using the interest rate acknowledged by the Creditor pursuant to the preceding Article, with the drawdown date as the initial date, and the last day of every month after the month in which the loan was made as the closing date, for calculating interest on the outstanding amount under each Individual Agreement, in accordance with the payment method designated by the Creditor separately on or prior to the last day of the following month (if such date falls on a day which is not a business day of financial institutions, by the next succeeding business day). In this regard, interest shall be computed subject to a per diem calculation on the basis of a 365 day year, inclusive of both of the initial date and the closing date for such calculation.

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(Translation)

Article 7 (Relationship to Obligations under the Syndicated Loan Agreement)

(1)	Unless and until all obligations are repaid to Sumitomo Mitsui Banking Corporation, The Sumitomo Trust & Banking Co., Ltd., UFJ Bank Limited and Mizuho Corporate Bank, Ltd. (hereinafter these 4 banks are collectively referred to as the “Loan Syndicate”), which the Debtor owes the Loan Syndicate under the syndicated loan agreement executed by and among the Debtor and the Loan Syndicate, as of May 21, 2002 (hereinafter the “Syndicated Loan Agreement”), the Creditor shall not do either of the following acts, unless it obtains a prior written approval of the Loan Syndicate:

(i)	to claim the prepayment of the loans hereunder; and
(ii)	to make any amendments or changes hereto which may have an adverse effect on the Loan Syndicate.

(2)	If the acceleration of due date is declared under the Syndicated Loan Agreement, the right to claim the repayment of principal and interest hereunder shall be subject to the condition precedent of all the obligations the Debtor owes the Loan Syndicate under the Syndicated Loan Agreement being paid.

(3)	If the repayment of principal and interest hereunder is made contrary to the provisions of this Article, the Creditor shall promptly reimburse the received principal and interest to the Loan Syndicate.

Article 8 (Bill as Collateral)

Upon the Creditor’s request, the Debtor shall draw a promissory bill on the Creditor, of which recipient shall be the Creditor and face amount shall be the principal of funds borrowed hereunder, and shall provide it to the Creditor, at each borrowing under the Individual Agreements, in order to secure the repayment of such funds.

Article 9 (Mortgage)

Upon the Creditor’s claim, the Debtor shall place a mortgage on the property acknowledged by the Creditor, in order to secure the repayment of loan, subject to a prior written approval of the Loan Syndicate. The detail thereof shall be determined upon separate consultation between the Creditor and the Debtor.

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(Translation)

Article 10 (Assignment of Rights and Obligations, Etc.)

The Creditor and the Debtor shall not assign to any third party, provide as collateral or otherwise, rights and obligations under this Agreement and the Individual Agreements, without a prior written approval of the other party.

Article 11 (Matters to Report)

The Debtor shall immediately report to the Creditor if any events described below occurs or may occur, or if requested by the Creditor, and shall submit materials or provide other benefits necessary for the investigation by the Creditor pursuant to the Creditor’s request:

(i)	in the case of change to the Articles of Incorporation, description of business, management representative or capital of the Debtor; or
(ii)	in addition to the preceding item, in the case of any events which may cause a material adverse effect on the performance of the Debtor’s responsibility hereunder.

Article 12 (Termination of this Agreement)

(1)	The Creditor may terminate this Agreement without any notice or demand if any of the following events occurs to the Debtor:

(i)	if the Debtor violates any provisions of this Agreement or the Individual Agreements;
(ii)	if the Debtor fails to perform its obligations to the Creditor other than those under this Agreement and the Individual Agreements;
(iii)	if the Debtor is subject to disposition such as business suspension or revocation of its registration by the competent authorities; or
(iv)	if any event similar to each of the preceding items occurs.

(2)	The Creditor may terminate this Agreement after the demand period of two (2) weeks or more, if there is a good cause such as fluctuation in financial situation, etc.

Article 13 (Acceleration of Due Date)

If any of the following items occurs, repayment shall be automatically accelerated without any notice, and the Debtor shall immediately complete the repayment of any outstanding amount:

(i)	if any cause to terminate this Agreement described in Article 12.1 occurs to the Debtor;

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(Translation)

(ii)	if the Debtor defaults in the payment of the loan provided for in Article 4 or the interest provided for in Article 6 even once;
(iii)	if bills or checks drawn, accepted or endorsed by the Debtor become dishonored;
(iv)	if there is a provisional attachment, an attachment, a provisional injunction or a petition for auction or an injunction due to delinquency in payment of tax or public imposition by any third party against the Debtor or its collateral;
(v)	if the Debtor is subject to a suspension of payment, becomes insolvent or has obligations in excess of assets;
(vi)	if any petition for bankruptcy, or commencement of civil rehabilitation proceedings, company arrangement or corporate reorganization proceedings is filed against the Debtor;
(vii)	in addition, if any material event similar to the items from (3) through (6) occurs to the Debtor for its business operation;
(viii)	if the Debtor fails to perform its obligations to the Creditor other than those hereunder; or
(ix)	in addition to the preceding items, if the Debtor violates this Agreement, or if the Creditor deems that the Debtor engaged in any serious act of bad faith in regard to the Creditor.

Article 14 (Reduction of Credit Facility)

(1)	The Creditor may reduce the credit facility of loan provided for in Article 1, if any cause to terminate this Agreement described in each item of Article 12.1 occurs to the Debtor. In addition, the same shall apply if there is a good cause such as a material change in financial situation, etc.

(2)	If the outstanding amount of funds extended from the Creditor to the Debtor exceeds the credit facility of loan as a result of the reduction of the said credit facility pursuant to the preceding paragraph, the Debtor shall immediately reimburse such excess in accordance with the Creditor’s direction.

Article 15 (Delinquency Charge)

The Debtor shall pay to the Creditor the delinquency charge at the annual rate of 18.25%, if it fails to pay its obligations to the Creditor prescribed in this Agreement and the Individual Agreements.

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(Translation)

Article 16 (Notary Deed)

The Debtor shall agree to prepare a notary deed which includes a clause specifying its consent to compulsory execution (kyosei shikko no nindaku) with regard to its obligations to the Creditor prescribed in this Agreement and the Individual Agreements upon the Creditor’s request.

Article 17 (Costs and Expenses)

All the costs and expenses related to this Agreement, such as costs and expenses in the preparation hereof, etc. shall be borne by the Debtor.

Article 18 (Effective Term)

Effective term hereof shall be from May 29, 2003 to July 31, 2003.

Article 19 (Arrangement upon Expiration of Term)

This Agreement shall continue to be applicable to the funds not yet payable as of the expiration of the term hereof.

Article 20 (Jurisdiction by Agreement)

Courts of competent jurisdiction over the disputes related to this Agreement and the Individual Agreements shall be the Nagoya District Court or the Tokyo District Court at the Creditor’s option.

Article 21 (Matters for Consultation)

Any matters not provided for in this Agreement or the Individual Agreements, or any ambiguities arising in the interpretation of this Agreement or the Individual Agreements shall be settled upon consultation between the Creditor and the Debtor.

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(Translation)

IN WITNESS WHEREOF, the Creditor and the Debtor have executed this Agreement in duplicate by affixing their names and seals by their duly authorized representatives, and each party retain one (1) copy each.

May 29, 2003

Creditor:	INTERNET INITIATIVE JAPAN INC. Koichi Suzuki Representative Director 105, Kanda Jinbo-cho 1-chome, Chiyoda-ku, Tokyo (Seal)

Debtor:	CROSSWAVE COMMUNICATIONS INC. Yasuharu Fushimi Representative Director 105, Kanda Jinbo-cho 1-chome, Chiyoda-ku, Tokyo (Seal)

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(Translation)

MEMORANDUM

INTERNET INITIATIVE JAPAN INC. (hereinafter the “Creditor”), and CROSSWAVE COMMUNICATIONS INC. (hereinafter the “Debtor”) shall hereby enter into this memorandum with regard to the Credit Facility Agreement executed between the Creditor and the Debtor as of May 29, 2003 (hereinafter the “Original Agreement”) as follows.

1.  Article 4 and Article 18 of the Original Agreement shall be changed as follows as of July 29, 2003:

Article 4 (Repayment of Principal)

The Debtor shall repay to the Creditor principal of loan borrowed from the Creditor by remitting to the financial institution designated by the Creditor, on September 30, 2003 (if such date falls on a day which is not a business day of financial institutions, such date falls on the next succeeding business day).

Article 18 (Effective Term)

Effective term hereof shall be from May 29, 2003 to September 30, 2003.

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(Translation)

IN WITNESS WHEREOF, the Creditor and the Debtor have executed this Agreement in duplicate by affixing their names and seals by their duly authorized representatives, and each party retain one (1) copy each.

July 29, 2003

Creditor:	INTERNET INITIATIVE JAPAN INC. Koichi Suzuki Representative Director 105, Kanda Jinbo-cho 1-chome, Chiyoda-ku, Tokyo (Seal)

Debtor:	CROSSWAVE COMMUNICATIONS INC. Yasuharu Fushimi Representative Director 105, Kanda Jinbo-cho 1-chome, Chiyoda-ku, Tokyo (Seal)

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